FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Exhibit Index

Exhibit Number	Description
99.1	News Release dated November 10, 2006– Kimber Board Receives Independent Committee Report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By: /s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date   **November 10, 2006**

KIMBER
RESOURCES

NEWS
RELEASE

Suite 215 – 800 West Pender St
Vancouver, BC V6C 2V6

t: 604 669 2251
    866 824 1100
f: 604 669 8577

w. www.kimberresources.com

KIMBER BOARD RECEIVES INDEPENDENT COMMITTEE REPORT

November 10, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Independent Committee

The Board of Directors of Kimber Resources Inc. is pleased to advise that it has received the report and recommendations of the Independent Committee. The report concluded that no corporate action is required, beyond a number of specific internal steps that were recommended to be undertaken by the Board of Directors.

The factual investigation and legal analysis of the allegations was carried out by Special Counsel, Gerald W. Ghikas, Q.C. of Borden Ladner Gervais L.L.P., under the direction of Independent Committee members Dennis Bergen and Cliff Grandison.

The Board of Directors will review and implement as necessary the recommendations of the Independent Committee concerning a review of certain corporate policies, a review of Directors' responsibilities, and improved communication between Board members and management.

The Company's sole focus continues to be to enhance shareholder value by developing further resources on the Monterde property, while simultaneously advancing pre-feasibility studies on the Carmen deposit.

Stock Options

The Board also announces that it has granted stock options to purchase a total of 225,000 common shares to two new directors, an Officer of the Company and an executive responsible for operations in Mexico. The exercise price of the options is C$2.59 per share.

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, oxidized, and



believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Vice President, Corporate & Investor Relations
or
Robert Longe, P.Eng
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.